4200 Republic Plaza 370 Seventeenth Street Denver Colorado 80202-5638 TELEPHONE: 303.592.1500 FACSIMILE: 303.592.1510 www.mofo.com	austin, beijing, berlin, boston, brussels, denver, hong kong, london, los angeles, miami, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

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                                                                                                                                                                       KHowes@mofo.com

April 26, 2023

By EDGAR Transmission

Mr. Sonny Oh
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arca U.S. Treasury Fund Post-Effective Amendment No. 4 on Form N-2, File No. 811-23392 Amendment No. 12 on Form N-2, File No. 333-236320

Dear Mr. Oh:

On behalf of Arca U.S. Treasury Fund (the “Registrant”), we submit this response to comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 16, 2023. The Staff’s comments related to the above-referenced amendment to the Fund’s Registration Statement on Form N-2, filed with the Commission pursuant to Rule 486(a) under the Securities Act of 1933 on March 1, 2023 (the “Amendment”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The responses are also reflected, to the extent applicable, in Post-Effective Amendment No. 5 to the Registration Statement, to be filed with the Commission on or about April 28, 2023.

Where changes made in response to a comment relate to disclosure found in more than one place in the Registration Statement, conforming changes have been made throughout the document.

PROSPECTUS

1.        On page 1, under the heading “Investment Objectives and Strategies – Principal Investment Strategies,” please clarify the use of the term “cash equivalents” in the new

Sonny Oh

April 26, 2023

disclosure. In addition, either here or in response to Item 8 of Form N-2, please clarify what type of money market funds will be utilized as cash equivalents.

Response: The term "cash equivalents" refers to short-term, highly liquid instruments that can be easily converted into cash. These instruments typically have maturities of less than 90 days and are considered by the adviser to have a low risk of default. Examples of cash equivalents may include bankers’ acceptances, certificates of deposit, commercial paper, short-term government bonds, treasury bills, and other money market instruments. In addition, the Fund invests excess cash in registered government money market funds operated in accordance with Rule 2a-7 under the Investment Company Act of 1940, as amended, and made available to the Fund through its custodian, UMB Bank, N.A. The registrant has revised the disclosure to address the Staff’s comment.

2.        On page 3, in the paragraph beginning “The Fund has implemented a share repurchase program,” please change this to present tense to reflect that the share repurchase offer is made on a monthly basis.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

3.        On page 9, under the heading “Blockchain Administrator and Developer,” please confirm that the disclosure reflects the assignment of this agreement to Arca Labs, LLC, as reflected in Exhibit (k)(8) filed with the Amendment.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

4.        On page 20, please ensure that all information in the Fees and Fund Expenses table are complete prior to filing post-effective amendment no. 5 to the Registration Statement. Please include the completed Fees and Fund Expenses table with the Correspondence filing responding to the Staff’s comments.

Response: The Registrant confirms that all information in the Fees and Fund Expenses table is complete. A copy of the Fees and Fund Expenses table is attached to this letter for your information.

5.        In footnote 2 to the Fees and Expenses Table, please clarify that the Adviser does not have the ability to terminate the Expense Limitation Agreement until after the current term of such agreement.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

Sonny Oh

April 26, 2023

6.        On page 36, please consider deleting the risk factor “Portfolio Turnover Risk” since the Fund’s portfolio turnover rate is zero.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

7.        The Staff notes the addition of disclosure related to the ability of the Adviser to voluntarily reimburse fees and expenses of the Fund. Please supplementally explain if the Adviser has supplementally waived any such fees and expenses and under what circumstances. Please add disclosure regarding why the Adviser may voluntarily waive fees and expenses in the future.

Response: As noted in the disclosure, the Fund and the Adviser have entered into a contractual expense limitation agreement, pursuant to which the Adviser has reimbursed certain operating expenses to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees paid pursuant to the blockchain administration agreement and the fund services agreement, but excluding (i) any transaction fees payable by the Fund to Ethereum, taxes, interest expenses, brokerage commissions, acquired fund fees and expenses (if any), expenses incurred in connection with any merger or reorganization and extraordinary expenses and (ii) any distribution fees, exceed 0.75% of the Fund’s average daily net assets until April 30, 2024. Payments of such expenses may be recouped by the Adviser within three years of the date of the expense reimbursement pursuant to the terms of the expense limitation agreement. In addition, during fiscal year 2021, the Adviser waived fees payable under the blockchain administration agreement for a short amount of time. The Adviser may not recoup those fees. Additionally, although the Adviser has no current intent to enter into additional voluntary waivers, the Adviser has discussed with the Fund's board that it may consider additional voluntary (and non-recoupable) waivers in the future if necessary for commercial or competitive reasons, and has noted that in the prospectus.

Part C

8.        In Item 25.2. “Exhibits,” please double check the links on all exhibits, as it appears that several of the links are not to the cited agreement.

Response: The Registrant has confirmed each of the links in Item 25.2 of Part C and updated certain links to address the Staff’s comment.

9.        In Item 34.3(e), certain undertakings set forth in Form N-2 are not included. Please double check the current version of Form N-2 and ensure that all relevant undertakings are made. If the Registrant intended to omit the representations in Item 34.3(e)(2) and (e)(3) regarding free-writing prospectus, please note that it is not applicable and supplementally explain the reason for such omission.

Sonny Oh

April 26, 2023

       Response: The Registrant has revised Part C of Form N-2 to address the Staff’s comments by including all relevant undertakings, including the undertakings in Item 34.3(e)(2) and (e)(3) regarding free-writing prospectuses.

We hope that the foregoing responses adequately address your comments. Should you have any further comments or questions, please contact me at 303-592-2237.

Sincerely, /s/ Kelley A. Howes Kelley A. Howes Partner
cc:	Jerald David, Arca Capital Management, LLC Philip Liu, Arca Capital Management, LLC Deborah Djeu, Arca Capital Management, LLC

Sonny Oh

April 26, 2023

Appendix

FEES AND FUND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in the Fund will bear directly or indirectly.

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	0.00%
Dividend Reinvestment Plan Fees	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.05%
Other Expenses	146.05%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	146.13%
Fees Waived[2]	(145.35)%
Total Annual Fund Operating Expenses After Fee Waiver	0.78%
1	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund.
2	Pursuant to the terms of the Expense Limitation Agreement, the Adviser will reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees paid pursuant to the Blockchain Administration Agreement and the Fund Services Agreement, but excluding (i) any transaction fees payable by the Fund to Ethereum, taxes, interest expenses, brokerage commissions, acquired fund fees and expenses (if any), expenses incurred in connection with any merger or reorganization and extraordinary expenses and (ii) any distribution fees, exceed 0.75% of the Fund’s average daily net assets (the “Expense Cap”) until April 30, 2024. The Adviser may recoup such reimbursed expenses within three years from the date on which the applicable expense payment was made by the Adviser, if such recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) to exceed the Expense Cap during any calendar quarter. For the avoidance of doubt, such Recoupment will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement will remain in effect until April 30, 2024 and is terminable by the Fund’s Board in accordance with its terms. The Adviser does not have the ability to terminate the Expense Limitation Agreement prior to April 30, 2024. See “Fund Expenses”.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees and other expenses is available in “Management of the Fund” starting on page 27 of this prospectus.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total annual expenses, after the effect of the Expense Limitation Agreement, for the one-year period and the first year of the three-, five-, and ten-year periods:

Example	1 Year	3 Years	5 Years	10 Years
Shares	$8	$272*	$317*	$326*

Sonny Oh

April 26, 2023

*	The Fund’s current contractual Expense Limitation Agreement is in effect until April 30, 2024. As a result, estimated expenses for after the first year of the 3, 5, and 10 year periods are calculated using the Fund’s current Total Annual Fund Operating Expense ratio of 146.13%.